SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. )*

                               Odimo Incorporated
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   67606R107
                                 (CUSIP Number)

                                  Alan Lipton
                     Chief Executive Officer and President
                               Odimo Incorporated
                             14001 N.W. 4th Street
                             Sunrise, Florida 33325
                            Tel. No.: (954) 835-2233
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 18, 2005
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67606R107                 13D                           Page 2 of 13
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Beny Steinmetz
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY
-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            1,883,832 (1)
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                1,883,832 (1)
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,883,832 (1)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.2%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------

_______________

1  See Item 5(b).

CUSIP No. 67606R107                 13D                           Page 3 of 13

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 67606R107                 13D                           Page 4 of 13
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Daniel Steinmetz
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY
-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            1,657,070 (1)
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                1,657,070 (1)
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,657,070 (1)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 67606R107                 13D                           Page 5 of 13
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Nir Livnat
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY
-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            1,657,070 (1)
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                1,657,070 (1)
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,657,070 (1)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 67606R107                 13D                           Page 6 of 13
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lenorth Holdings, S.A.
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY
-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            1,023,762
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                1,023,762
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,023,762
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.3%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 67606R107                 13D                           Page 7 of 13
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SDG Marketing, Inc.
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY
-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            633,308
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                633,308
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      633,308
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.8%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 67606R107                 13D                           Page 8 of 13

Item 1.  Security and Issuer.

This statement on Schedule 13D is being filed by the Reporting Persons in connection with the Common Stock, par value $0.001 per share (the "Common Stock"), of Odimo Incorporated, a Delaware corporation (the "Company"), with its principal executive offices at 14001 N.W. 4th Street, Sunrise, Florida 33325.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed on behalf of Beny Steinmetz, Daniel Steinmetz, Nir Livnat, Lenorth Holdings, S.A. and SDG Marketing, Inc. (collectively, the "Reporting Persons"). SDG Marketing, Inc. and Lenorth Holdings, S.A. are part of The Steinmetz Diamond Group, which is owned indirectly by trusts or foundations for the benefit of Beny Steinmetz, Daniel Steinmetz and Nir Livnat. Beny Steinmetz and Daniel Steinmetz are brothers. Nir Livnat is not related to either Beny or Daniel Steinmetz.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D (and all amendments thereto) jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. The Reporting Persons have also entered into a Limited Power of Attorney with respect to the filing of this
Schedule 13D (including all amendments thereto), a copy of which is filed with this Schedule 13D as Exhibit 8.

(b) The principal business office of Beny Steinmetz is c/o Scorpio (BSG) Ltd., 85, Medinat Hayehudin St., P.O. Box 4030, Herzilya Pituach, Israel 46140. The principal business office of each of Daniel Steinmetz and Nir Livnat is c/o The Steinmetz Diamond Group, 54 Bezalel Street, Ramat Gan, Tel Aviv, Israel 52521. The office of each of Lenorth Holdings, S.A. and SDG Marketing, Inc. is 24 De Castro Street, Wickhams Cay I, Road Town, Tortolla, British Virgin Islands.

(c) Each of Beny Steinmetz and Daniel Steinmetz serve as a Joint Chairman of The Steinmetz Diamond Group. Nir Livnat serves as Chief Executive Officer of The Steinmetz Diamond Group. SDG Marketing, Inc. provides certain marketing and advertising services for The Steinmetz Diamond Group. Lenorth Holdings, S.A. is an investment holding company.

(d) During the last five years, each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, each of the Reporting Persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Beny Steinmetz, Daniel Steinmetz, Nir Livnat are citizens of Israel. Each of SDG Marketing, Inc. and Lenorth Holdings, S.A. is a corporation organized under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

Prior to the Company's initial public offering, the Reporting Persons acquired certain shares of Common Stock of the Company, Series A Preferred Stock of the Company, Series B Preferred Stock of the Company, and Series C Preferred Stock of the Company, as well as certain options to acquire shares of Common Stock of the Company and warrants to acquire shares of Preferred Stock of the Company. The

CUSIP No. 67606R107                 13D                           Page 9 of 13

source and amount of the funds used in making the purchases of the capital stock and derivative securities of the Company were from available working capital of the Reporting Persons.

On February 18, 2005, in connection and contemporaneous with the closing of the Company's initial public offering, all warrants to acquire Preferred Stock of the Company held by the Reporting Persons were exercised and all classes of the Company's outstanding Preferred Stock were converted into shares of Common Stock of the Company.

On February 18, 2005, SDG Marketing, Inc. purchased 300,000 shares of Common Stock of the Company in the Company's initial public offering for an aggregate purchase price of $2,700,000. The source and amount of the funds used in making the purchases of the Common Stock were from available working capital of SDG Marketing, Inc.

Item 4.  Purpose of Transaction

See Item 3 for a description of the acquisitions of shares of Common Stock of the Company by the Reporting Persons.

The Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the capital stock of the Company, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Company. As part of this ongoing review, the Reporting Persons may from time to time evaluate, consider and/or propose a variety of strategic alternatives that are or may become available to the Company or that relate to their holdings in the Company, including, without limitation, (i) a sale or transfer of all or a portion of the assets of the Company and/or any of its subsidiaries, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company and/or any of its subsidiaries and (iii) a proposal and/or pursuit of changes in the Board of Directors and/or management of the Company, and may in the future engage legal and financial advisors to assist them in any such review. Except as otherwise set forth herein, each of the Reporting Persons has no present plans or proposals with respect to any other action referred to in instructions (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person expressly reserves the right to change its business plans, operations and management arrangements with respect to the Company based on future developments.

Item 5.  Interest in Securities of the Issuer

     (a) Beny Steinmetz beneficially owns 1,883,832 shares of Common Stock of the Company, constituting approximately 26.2% of the issued and outstanding Common Stock of the Company (based on 7,161,923 shares of Common Stock of the Company outstanding as set forth in the Company's prospectus filed on February 16, 2005). Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, Beny Steinmetz, as majority shareholder of STI Ventures, N.V., a venture company, is deemed the beneficial owner of 226,762 shares of Common Stock of the Company held by STI Ventures, N.V. Such shares of Common Stock held by STI Ventures, N.V. are included in the number of shares reported herein by Beny Steinmetz.

     Each of Daniel Steinmetz and Nir Livnat beneficially own 1,657,070 shares of Common Stock of the Company, constituting approximately 23.1% of the issued and outstanding Common Stock of the Company (based on 7,161,923 shares of Common Stock of the Company outstanding as set forth in the Company's prospectus filed on February 16, 2005).

CUSIP No. 67606R107                 13D                           Page 10 of 13

     Lenorth Holdings, S.A. beneficially owns 1,023,762 shares of Common Stock of the Company, constituting approximately 14.3% of the issued and outstanding Common Stock of the Company (based on 7,161,923 shares of Common Stock of the Company outstanding as set forth in the Company's prospectus filed on February 16, 2005). Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of Beny Steinmetz, Daniel Steinmetz and Nir Livnat are deemed to be the beneficial owners of the shares of Common Stock of the Company held of record by Lenorth Holdings, S.A.

     SDG Marketing, Inc. beneficially owns 633,308 shares of Common Stock of the Company, constituting approximately 8.8% of the issued and outstanding Common Stock of the Company (based on 7,161,923 shares of Common Stock of the Company outstanding as set forth in the Company's prospectus filed on February 16,
2005). Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, each of Beny Steinmetz, Daniel Steinmetz and Nir Livnat are deemed to be the beneficial owners of the shares of Common Stock of the Company held of record by SDG Marketing, Inc.

     (b) SDG Marketing, Inc. and Lenorth Holdings, S.A. are part of The Steinmetz Diamond Group, which is owned indirectly by trusts or foundations for the benefit of Beny Steinmetz, Daniel Steinmetz and Nir Livnat. Beny Steinmetz and Daniel Steinmetz are brothers. Nir Livnat is not related to either Beny or Daniel Steinmetz. By virtue of these relationships, each of Beny Steinmetz, Daniel Steinmetz and Nir Livnat may be deemed to share the power to vote or to direct the vote and may be deemed to share the power to dispose or to direct the disposition of the shares of Common Stock of the Company held of record by Lenorth Holdings, S.A. and SDG Marketing, Inc. As the majority shareholder of STI Ventures, N.V., Beny Steinmetz has shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the shares of Common Stock of the Company held of record by STI Ventures, N.V.

     (c) Except as described herein, the Reporting Persons have not effected any transactions in the Common Stock of the Company during the past sixty days.

     (d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreements.

In connection with the initial public offering of the Company, each of the Reporting Persons entered into a lock-up agreement with the underwriters of the offering, pursuant to which, among other things, each of the Reporting Persons agreed that, without the prior written consent of CIBC World Markets Corp., as representative of the several underwriters of the offering, that they will not (and will not announce or disclose any intention to) for a period of 180 days subsequent to February 14, 2005, directly or indirectly,

o offer, sell, assign, transfer, pledge, encumber, agree or contract to sell, grant an option to purchase or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of, or

o enter into any swap, derivative or transaction or other arrangement that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of,

CUSIP No. 67606R107                 13D                           Page 11 of 13

any shares of Common Stock of the Company, any option, right or warrant to purchase shares of Common Stock or any securities convertible into or exchangeable for Common Stock of the Company, that may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by such Reporting Person on the date hereof or hereafter acquired. Copies of each of the lock-up agreements entered into by Beny Steinmetz, Daniel Steinmetz, Nir Livnat, Lenorth Holdings, S.A. and SDG Marketing, Inc. are attached as Exhibits 2, 3, 4, 5 and 6 hereto.

Registration Rights Agreement.

Each of Lenorth Holdings, S.A. and SDG Marketing, Inc. are parties to an to an Amended and Restated Registration Rights Agreement, dated March 30, 2004 (the "Registration Rights Agreement"), pursuant to which the Company has granted certain rights to the holders of shares of Common Stock issued or issuable upon conversion of shares of its Registrable Securities (as defined therein). Pursuant to the terms of the Registration Rights Agreement, during the period commencing six months after the Company's initial public offering and ending on the fifth anniversary of such offering, subject to certain exceptions, the holders of 20% or more of the then-outstanding Registrable Securities may require the Company to file with the Securities and Exchange Commission for the registration of the Registrable Securities (i) up to two registration statements if the Company is not eligible to register the Registrable Securities on Form S-3 or (ii) an unlimited number of registration statements on Form S-3.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement, dated as of February 28, 2005, by and among Beny Steinmetz, Daniel Steinmetz, Nir Livnat, Lenorth Holdings, S.A. and SDG Marketing, Inc.

Exhibit 2.  Lock-Up Agreement, dated as of December 28, 2004, of Beny Steinmetz.

Exhibit 3.  Lock-Up Agreement, dated as of December 28, 2004, of Daniel
            Steinmetz.

Exhibit 4.  Lock-Up Agreement, dated as of December 28, 2004, of Nir Livnat.

Exhibit 5. Lock-Up Agreement, dated as of December 28, 2004, of Lenorth Holdings, S.A.

Exhibit 6. Lock-Up Agreement, dated as of December 28, 2004, of SDG Marketing, Inc.

Exhibit 7. Amended and Restated Registration Rights Agreement, dated as of March 30, 2004, by and among Odimo Incorporated and the holders of Series B Preferred Stock, Series C Preferred Stock, and
            Series  D  Preferred  Stock,  incorporated  by  reference  to
            Exhibit 4.2.2 of the Company's Registration Statement on Form S-1 filed on July 16, 2004.

Exhibit 8.  Limited Power of Attorney.

CUSIP No. 67606R107                 13D                           Page 12 of 13

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2005

                                        /s/  Pavlo Protopapa, Authorized
                                             Representative
                                        -----------------------
                                        Beny Steinmetz


                                        /s/  Pavlo Protopapa, Authorized
                                             Representative
                                        -----------------------
                                        Daniel Steinmetz


                                        /s/  Pavlo Protopapa, Authorized
                                             Representative
                                        -----------------------
                                        Nir Livnat


                                        LENORTH HOLDINGS, S.A.

                                        By: /s/ Pavlo Protopapa
                                        -----------------------
                                         Name:  Pavlo Protopapa
                                         Title: Authorized Representative


                                        SDG MARKETING, INC.

                                        By: /s/ Pavlo Protopapa
                                        -----------------------
                                        Name:  Pavlo Protopapa
                                        Title: Authorized Representative

CUSIP No. 67606R107                 13D                           Page 13 of 13

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to certain shares of Common Stock, of Odimo Incorporated and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 28, 2005.

                                        /s/  Pavlo Protopapa, Authorized
                                             Representative
                                        -----------------------
                                        Beny Steinmetz


                                        /s/  Pavlo Protopapa, Authorized
                                             Representative
                                        -----------------------
                                        Daniel Steinmetz


                                        /s/  Pavlo Protopapa, Authorized
                                             Representative
                                        -----------------------
                                        Nir Livnat


                                        LENORTH HOLDINGS, S.A.

                                        By: /s/ Pavlo Protopapa
                                        -----------------------
                                         Name:  Pavlo Protopapa
                                         Title: Authorized Representative


                                        SDG MARKETING, INC.

                                        By: /s/ Pavlo Protopapa
                                        -----------------------
                                        Name:  Pavlo Protopapa
                                        Title: Authorized Representative

                                                                       Exhibit 2

                                December 28, 2004


CIBC World Markets Corp.
  As Representative of the several Underwriters
c/o CIBC World Markets Corp.
CIBC World Markets Tower
World Financial Center
200 Liberty Street
New York, New York 10281

        Re:   Public Offering of Common Stock of Odimo Incorporated

Ladies and Gentlemen:

     The undersigned acknowledges that CIBC World Markets Corp., as representative of the several underwriters (the "Underwriters"), has entered into an Underwriting Agreement (the "Underwriting Agreement") with Odimo Incorporated, a Delaware corporation (the "Company"), providing for the purchase by the Underwriters of shares (the "Shares") of common stock of the Company, par value $0.001 per share (the "Common Stock"). The undersigned further understands that the Company filed a Registration Statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") on July 16, 2004, for the registration of the Shares of Common Stock (including the Shares subject to an over-allotment option on the part of the Underwriters) that the Company intends to sell in an initial public offering (the "Offering").

     In order to induce the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the Offering, the undersigned irrevocably agrees, for the benefit of the Company and the Underwriters, that, without the prior written consent of CIBC World Markets Corp., the undersigned will not (and will not announce or disclose any intention to) for a period of 180 days subsequent to the date of the Underwriting Agreement, directly or indirectly,

o offer, sell, assign, transfer, pledge, encumber, agree or contract to sell, grant an option to purchase or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of, or

o enter into any swap, derivative or transaction or other arrangement that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of,

any shares of Common Stock, any option, right or warrant to purchase shares of Common Stock or any securities convertible into or exchangeable for Common Stock (collectively, the "Restricted Securities"), that may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the undersigned on the date hereof or hereafter acquired. These restrictions do not extend to any Shares to be sold to the Underwriters in the Offering, or pledged as collateral or transferred as a gift or gifts (provided that any pledgee or donee thereof agrees in writing to be bound by the terms hereof). In addition, the undersigned agrees that, without the prior written consent of CIBC World Markets Corp., the undersigned will not, during the period commencing on the date hereof and ending 180 days after the execution of the Underwriting Agreement, make any demand for or exercise any right with respect to, the registration of any Restricted Securities.

     The undersigned agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of any Restricted Securities if such transfer would constitute a violation or breach of this agreement.

     The undersigned, whether or not participating in the Offering, understands that the Company and the Underwriters will proceed with the Offering in reliance upon the representations set forth in this agreement, and that, upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement. This agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

     Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters. In any event, this agreement shall terminate if the Offering has not been consummated prior to March 31, 2005.


                                Very truly yours,



                                By: /s/ Beny Steinmetz
                                  --------------------------
                                  Name:  Beny Steinmetz
                                  Title:

                                                                       Exhibit 3

                                December 28, 2004


CIBC World Markets Corp.
  As Representative of the several Underwriters
c/o CIBC World Markets Corp.
CIBC World Markets Tower
World Financial Center
200 Liberty Street
New York, New York 10281

        Re:   Public Offering of Common Stock of Odimo Incorporated

Ladies and Gentlemen:

     The undersigned acknowledges that CIBC World Markets Corp., as representative of the several underwriters (the "Underwriters"), has entered into an Underwriting Agreement (the "Underwriting Agreement") with Odimo Incorporated, a Delaware corporation (the "Company"), providing for the purchase by the Underwriters of shares (the "Shares") of common stock of the Company, par value $0.001 per share (the "Common Stock"). The undersigned further understands that the Company filed a Registration Statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") on July 16, 2004, for the registration of the Shares of Common Stock (including the Shares subject to an over-allotment option on the part of the Underwriters) that the Company intends to sell in an initial public offering (the "Offering").

     In order to induce the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the Offering, the undersigned irrevocably agrees, for the benefit of the Company and the Underwriters, that, without the prior written consent of CIBC World Markets Corp., the undersigned will not (and will not announce or disclose any intention to) for a period of 180 days subsequent to the date of the Underwriting Agreement, directly or indirectly,

o offer, sell, assign, transfer, pledge, encumber, agree or contract to sell, grant an option to purchase or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of, or

o enter into any swap, derivative or transaction or other arrangement that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of,

any shares of Common Stock, any option, right or warrant to purchase shares of Common Stock or any securities convertible into or exchangeable for Common Stock (collectively, the "Restricted Securities"), that may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the undersigned on the date hereof or hereafter acquired. These restrictions do not extend to any Shares to be sold to the Underwriters in the Offering, or pledged as collateral or transferred as a gift or gifts (provided that any pledgee or donee thereof agrees in writing to be bound by the terms hereof). In addition, the undersigned agrees that, without the prior written consent of CIBC World Markets Corp., the undersigned will not, during the period commencing on the date hereof and ending 180 days after the execution of the Underwriting Agreement, make any demand for or exercise any right with respect to, the registration of any Restricted Securities.

     The undersigned agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of any Restricted Securities if such transfer would constitute a violation or breach of this agreement.

     The undersigned, whether or not participating in the Offering, understands that the Company and the Underwriters will proceed with the Offering in reliance upon the representations set forth in this agreement, and that, upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement. This agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

     Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters. In any event, this agreement shall terminate if the Offering has not been consummated prior to March 31, 2005.


                                Very truly yours,



                                By: /s/ Daniel Steinmetz
                                  --------------------------
                                  Name:  Daniel Steinmetz
                                  Title:

                                                                       Exhibit 4

                                December 28, 2004


CIBC World Markets Corp.
  As Representative of the several Underwriters
c/o CIBC World Markets Corp.
CIBC World Markets Tower
World Financial Center
200 Liberty Street
New York, New York 10281

        Re:   Public Offering of Common Stock of Odimo Incorporated

Ladies and Gentlemen:

     The undersigned acknowledges that CIBC World Markets Corp., as representative of the several underwriters (the "Underwriters"), has entered into an Underwriting Agreement (the "Underwriting Agreement") with Odimo Incorporated, a Delaware corporation (the "Company"), providing for the purchase by the Underwriters of shares (the "Shares") of common stock of the Company, par value $0.001 per share (the "Common Stock"). The undersigned further understands that the Company filed a Registration Statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") on July 16, 2004, for the registration of the Shares of Common Stock (including the Shares subject to an over-allotment option on the part of the Underwriters) that the Company intends to sell in an initial public offering (the "Offering").

     In order to induce the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the Offering, the undersigned irrevocably agrees, for the benefit of the Company and the Underwriters, that, without the prior written consent of CIBC World Markets Corp., the undersigned will not (and will not announce or disclose any intention to) for a period of 180 days subsequent to the date of the Underwriting Agreement, directly or indirectly,

o offer, sell, assign, transfer, pledge, encumber, agree or contract to sell, grant an option to purchase or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of, or

o enter into any swap, derivative or transaction or other arrangement that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of,

any shares of Common Stock, any option, right or warrant to purchase shares of Common Stock or any securities convertible into or exchangeable for Common Stock (collectively, the "Restricted Securities"), that may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the undersigned on the date hereof or hereafter acquired. These restrictions do not extend to any Shares to be sold to the Underwriters in the Offering, or pledged as collateral or transferred as a gift or gifts (provided that any pledgee or donee thereof agrees in writing to be bound by the terms hereof). In addition, the undersigned agrees that, without the prior written consent of CIBC World Markets Corp., the undersigned will not, during the period commencing on the date hereof and ending 180 days after the execution of the Underwriting Agreement, make any demand for or exercise any right with respect to, the registration of any Restricted Securities.

     The undersigned agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of any Restricted Securities if such transfer would constitute a violation or breach of this agreement.

     The undersigned, whether or not participating in the Offering, understands that the Company and the Underwriters will proceed with the Offering in reliance upon the representations set forth in this agreement, and that, upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement. This agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

     Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters. In any event, this agreement shall terminate if the Offering has not been consummated prior to March 31, 2005.


                                Very truly yours,



                                By: /s/ Nir Livnat
                                --------------------------
                                Name:  Nir Livnat
                                Title:

                                                                       Exhibit 5

                                December 28, 2004


CIBC World Markets Corp.
  As Representative of the several Underwriters
c/o CIBC World Markets Corp.
CIBC World Markets Tower
World Financial Center
200 Liberty Street
New York, New York 10281

        Re:   Public Offering of Common Stock of Odimo Incorporated

Ladies and Gentlemen:

     The undersigned acknowledges that CIBC World Markets Corp., as representative of the several underwriters (the "Underwriters"), has entered into an Underwriting Agreement (the "Underwriting Agreement") with Odimo Incorporated, a Delaware corporation (the "Company"), providing for the purchase by the Underwriters of shares (the "Shares") of common stock of the Company, par value $0.001 per share (the "Common Stock"). The undersigned further understands that the Company filed a Registration Statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") on July 16, 2004, for the registration of the Shares of Common Stock (including the Shares subject to an over-allotment option on the part of the Underwriters) that the Company intends to sell in an initial public offering (the "Offering").

     In order to induce the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the Offering, the undersigned irrevocably agrees, for the benefit of the Company and the Underwriters, that, without the prior written consent of CIBC World Markets Corp., the undersigned will not (and will not announce or disclose any intention to) for a period of 180 days subsequent to the date of the Underwriting Agreement, directly or indirectly,

o offer, sell, assign, transfer, pledge, encumber, agree or contract to sell, grant an option to purchase or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of, or

o enter into any swap, derivative or transaction or other arrangement that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of,

any shares of Common Stock, any option, right or warrant to purchase shares of Common Stock or any securities convertible into or exchangeable for Common Stock (collectively, the "Restricted Securities"), that may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the undersigned on the date hereof or hereafter acquired. These restrictions do not extend to any Shares to be sold to the Underwriters in the Offering, or pledged as collateral or transferred as a gift or gifts (provided that any pledgee or donee thereof agrees in writing to be bound by the terms hereof). In addition, the undersigned agrees that, without the prior written consent of CIBC World Markets Corp., the undersigned will not, during the period commencing on the date hereof and ending 180 days after the execution of the Underwriting Agreement, make any demand for or exercise any right with respect to, the registration of any Restricted Securities.

     The undersigned agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of any Restricted Securities if such transfer would constitute a violation or breach of this agreement.

     The undersigned, whether or not participating in the Offering, understands that the Company and the Underwriters will proceed with the Offering in reliance upon the representations set forth in this agreement, and that, upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement. This agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

     Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters. In any event, this agreement shall terminate if the Offering has not been consummated prior to March 31, 2005.


                                Very truly yours,

                                LENORTH HOLDINGS, S.A.

                                By: /s/ Sandra Horemans
                                  --------------------------
                                  Name:  Sandra Horemans
                                  Title: Attorney in Fact

                                                                       Exhibit 6

                                December 28, 2004


CIBC World Markets Corp.
  As Representative of the several Underwriters
c/o CIBC World Markets Corp.
CIBC World Markets Tower
World Financial Center
200 Liberty Street
New York, New York 10281

        Re:   Public Offering of Common Stock of Odimo Incorporated

Ladies and Gentlemen:

     The undersigned acknowledges that CIBC World Markets Corp., as representative of the several underwriters (the "Underwriters"), has entered into an Underwriting Agreement (the "Underwriting Agreement") with Odimo Incorporated, a Delaware corporation (the "Company"), providing for the purchase by the Underwriters of shares (the "Shares") of common stock of the Company, par value $0.001 per share (the "Common Stock"). The undersigned further understands that the Company filed a Registration Statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") on July 16, 2004, for the registration of the Shares of Common Stock (including the Shares subject to an over-allotment option on the part of the Underwriters) that the Company intends to sell in an initial public offering (the "Offering").

     In order to induce the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the Offering, the undersigned irrevocably agrees, for the benefit of the Company and the Underwriters, that, without the prior written consent of CIBC World Markets Corp., the undersigned will not (and will not announce or disclose any intention to) for a period of 180 days subsequent to the date of the Underwriting Agreement, directly or indirectly,

o offer, sell, assign, transfer, pledge, encumber, agree or contract to sell, grant an option to purchase or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of, or

o enter into any swap, derivative or transaction or other arrangement that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of,

any shares of Common Stock, any option, right or warrant to purchase shares of Common Stock or any securities convertible into or exchangeable for Common Stock (collectively, the "Restricted Securities"), that may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the undersigned on the date hereof or hereafter acquired. These restrictions do not extend to any Shares to be sold to the Underwriters in the Offering, or pledged as collateral or transferred as a gift or gifts (provided that any pledgee or donee thereof agrees in writing to be bound by the terms hereof). In addition, the undersigned agrees that, without the prior written consent of CIBC World Markets Corp., the undersigned will not, during the period commencing on the date hereof and ending 180 days after the execution of the Underwriting Agreement, make any demand for or exercise any right with respect to, the registration of any Restricted Securities.

     The undersigned agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of any Restricted Securities if such transfer would constitute a violation or breach of this agreement.

     The undersigned, whether or not participating in the Offering, understands that the Company and the Underwriters will proceed with the Offering in reliance upon the representations set forth in this agreement, and that, upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement. This agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

     Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters. In any event, this agreement shall terminate if the Offering has not been consummated prior to March 31, 2005.


                                Very truly yours,

                                SDG MARKETING, INC.

                                By: /s/ Pavlo Protopapa
                                  --------------------------
                                  Name:  Pavlo Protopapa
                                  Title: Attorney

                                                                       Exhibit 8

                            LIMITED POWER OF ATTORNEY

     Know all by these presents, that each of the undersigned hereby makes, constitutes and appoints Pavlo Protopapa as the undersigned's true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(1) prepare, execute, acknowledge, deliver and file on behalf of each of them a joint statement on Schedule 13D (including any amendments thereto or documents executed in connection therewith) with respect to the securities of Odimo Incorporated, a Delaware corporation (the "Company"), with the United States Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the"Exchange Act");

(2) seek or obtain, as the undersigned's representative and on the undersigned's behalf, information on transactions in the Company's securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

(3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1) this Power of Attorney authorizes, but does not require, such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

(2) any documents prepared and/or executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3) neither the Company nor such attorney-in-fact assumes (i) any liability for the undersigned's responsibility to comply with the requirement of the Exchange Act and (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4) this Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including without limitation the reporting requirements under Section 13(d) of the Exchange Act.

     The undersigned hereby gives and grants the foregoing attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

     This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to such attorney-in-fact.

     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 28th day of February, 2005.


                                        /s/  Beny Steinmetz
                                        -----------------------
                                        Beny Steinmetz


                                        /s/  Daniel Steinmetz
                                        -----------------------
                                        Daniel Steinmetz


                                        /s/  Nir Livnat
                                        -----------------------
                                        Nir Livnat


                                        LENORTH HOLDINGS, S.A.

                                        By: /s/ Sandra Horemans
                                        -----------------------
                                        Name:  Sandra Horemans
                                        Title: Attorney in Fact


                                        SDG MARKETING, INC.

                                        By: /s/ Pavlo Protopapa
                                        -----------------------
                                        Name:  Pavlo Protopapa
                                        Title: Attorney